EXHIBIT 99.1

Crucell Expands Relationship with Merck & Co.

LEIDEN, Netherlands, June 3, 2003 (PRIMEZONE) -- Dutch antibody and vaccine company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today that it has expanded the Cooperation Agreement made with Merck & Co. Inc. which relates to the PER.C6(tm) Cell Substrate Biologics Master File (BMF), BB-MF 8453 in the United States of America, and equivalents in other jurisdictions. The BMF is the regulatory dossier filed with the Food & Drug Administration (FDA). Licensees of Crucell's PER.C6(tm) cell technology platform refer to this BMF for their regulatory filings of PER.C6(tm)-based products.

Crucell and Merck entered into a Cooperation Agreement dated March 31, 2000 in connection with Merck's exclusive license of certain rights in and to PER.C6(tm) technology for vaccine products for HIV. In this Amended and Restated Cooperation Agreement, the parties have further agreed that Merck and Crucell will work closely on matters relevant to maintenance of the PER.C6(tm) Cell Substrate BMF, including the provision of technical assistance and guidance from Merck as appropriate.

This agreement is important to Crucell because it broadens their relationship with Merck. The agreement with Merck will further improve the PER.C6(tm) BMF by helping to ensure that it will be upgraded in line with evolving regulatory guidelines.

About Crucell

Crucell N.V. develops biopharmaceuticals that use the human immune system to combat infectious diseases and other conditions. Crucell leverages its patented technologies, PER.C6(tm), AdVac(tm), and MAbstract(tm), for discovery, development and production of vaccines and antibodies. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own vaccines. Crucell and DSM Biologics have formed an alliance to develop and produce recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for a HIV vaccine and the National Institutes of Health (NIH) for an Ebola vaccine. In addition, Crucell has over 25 licensees for its PER.C6(tm) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States.

For the PDF-version please click on the following attachment: http://reports.huginonline.com/906146/118948.pdf

CONTACT: Crucell N.V.
         Louise Dolfing, Communications Officer
         +31 (0)71 524 8863
         l.dolfing@crucell.com